Brown & Brown INSURANCE®

News Release

Cory T. Walker
Chief Financial Officer
(386) 239-7250

February 11, 2007

BROWN & BROWN, INC.
RESULTS FOR 2006 SET RECORDS
FOR REVENUES AND NET INCOME

(*Daytona Beach and Tampa, Florida*) . . . Brown & Brown, Inc. (NYSE: BRO) today announced record earnings for 2006. Net income for 2006 rose to $172,350,000, or $1.22 per share, an increase of 14.5% over the $150,551,000, or $1.08 per share, earned in 2005. Total revenues for the year rose to $878,004,000, up 11.7% compared with $785,807,000 achieved in 2005.

During the fourth quarter of 2006 net income increased 5.3%, to $37,623,000, or $0.27 per share, compared with 2005 fourth quarter net income of $35,717,000, or $0.25 per share. Total revenue for the fourth quarter of 2006 was $214,650,000, a 9.0% increase over the fourth quarter 2005 revenues of $196,857,000.

Commenting on the results, J. Hyatt Brown, Chairman and Chief Executive Officer, said, "2006 was another good year for Brown & Brown. In a year with many challenges, including a lighter than normal year of completed acquisitions, our solid internal revenue growth was instrumental in raising our total revenue by nearly 12%. As a result, part of our intermediate goal, "B-40", of achieving one billion dollars of revenues now appears within reach and has our entire Company focused on delivering even stronger results in 2007."

Jim W. Henderson, Vice-Chairman and Chief Operating Officer, commented, "During 2006, completed acquisitions accounted for approximately $56 million in annualized revenues, with Axiom Re and Delaware Valley Underwriting Authority accounting for the majority of that amount. By the same token, just in this past week we closed three transactions: ALCOS, Inc., in Michigan, Shapiro Insurance, Inc. in Tallahassee and the Marcello Agency, Inc. in Louisiana, totaling some $23 million in annualized revenues. The acquisition opportunities continue to be robust."

Brown & Brown, Inc. and its subsidiaries offer a broad range of insurance and reinsurance products and services, as well as risk management, third party administration, managed health care, and Medicare set-aside services and programs. Providing service to business, public entity, individual, trade and professional association clients nationwide, the Company is ranked by *Business*

Insurance magazine as the United States' sixth largest independent insurance intermediary. The Company's Web address is www.bbinsurance.com.

This press release may contain certain statements relating to future results which are forward-looking statements, including those relating to continuing our revenue, earnings and operating growth, as well as identifying and consummating attractive acquisition opportunities. These statements are not historical facts, but instead represent only the Company's current belief regarding future events, many of which, by their nature, are inherently uncertain and outside of the Company's control. It is possible that the Company's actual results, financial condition and achievements may differ, possibly materially, from the anticipated results, financial condition and achievements contemplated by these forward-looking statements. Further information concerning the Company and its business, including factors that potentially could materially affect the Company's financial results and condition, as well as its other achievements, are contained in the Company's filings with the Securities and Exchange Commission. Some factors include: general economic conditions around the country; downward commercial property and casualty premium pressures; the competitive environment; the integration of the Company's operations with those of businesses or assets the Company has acquired or may acquire in the future and the failure to realize the expected benefits of such integration; the potential occurrence of a disaster that affects certain areas of the States of California, Florida, Georgia, New Jersey, New York, Pennsylvania and/or Washington, where significant portions of the Company's business are concentrated; the actual costs of resolution of contingent liabilities; those factors relevant to Brown & Brown's consummation and integration of announced acquisitions, including any matters analyzed in the due diligence process, material adverse changes in the customers of the companies whose operations are acquired, and material adverse changes in the business and financial condition of either or both companies and their respective customers; and the cost and impact on the Company of previously disclosed litigation initiated against the Company and regulatory inquiries regarding industry and Company practices with respect to compensation received from insurance carriers. All forward-looking statements made herein are made only as of the date of this release, and the Company does not undertake any obligation to publicly update or correct any forward-looking statements to reflect events or circumstances that subsequently occur or of which the Company hereafter becomes aware.

Brown & Brown, Inc.
CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except per share data)
(unaudited)

	For the Three Months Ended December 31		For the Twelve Months Ended December 31	
	2006	2005	2006	2005
REVENUES				
Commissions and fees	$210,763	$194,046	$864,663	$775,543
Investment income	3,096	2,303	11,479	6,578
Other income, net	791	508	1,862	3,686
Total revenues	214,650	196,857	878,004	785,807
EXPENSES				
Employee compensation and benefits	100,160	96,450	404,891	374,943
Non-cash stock-based compensation	815	977	5,416	3,337
Other operating expenses	35,887	26,862	126,492	105,622
Amortization	9,431	8,901	36,498	33,245
Depreciation	3,007	2,629	11,309	10,061
Interest	3,277	3,578	13,357	14,469
Total expenses	152,577	139,397	597,963	541,677
Income before income taxes	62,073	57,460	280,041	244,130
Income taxes	24,450	21,743	107,691	93,579
Net income	$ 37,623	$ 35,717	$172,350	$150,551
Net income per share:				
Basic	$0.27	$0.26	$1.23	$1.09
Diluted	$0.27	$0.25	$1.22	$1.08
Weighted average number of shares outstanding:				
Basic	139,969	139,126	139,634	138,563
Diluted	141,227	140,443	141,020	139,776
Dividends declared per share	$0.06	$0.05	$0.21	$0.17

Brown & Brown, Inc.
INTERNAL GROWTH SCHEDULE
Core Commissions and Fees[1]
Three Months Ended December 31, 2006
(in thousands)
(unaudited)

	Quarter Ended 12/31/06	Quarter Ended 12/31/05	Total Net Change	Total Net Growth %	Less Acquisition Revenues	Internal Net Growth %
Florida Retail	$ 45,513	$ 39,546	$ 5,967	15.1%	$ 3	15.1%
National Retail	49,505	48,918	587	1.2%	1,422	(1.7)%
Western Retail	24,875	26,473	(1,598)	(6.0)%	626	(8.4)%
Total Retail	119,893	114,937	4,956	4.3%	2,051	2.5%
Professional Programs	10,599	10,497	102	1.0%	43	0.6%
Special Programs	33,302	26,735	6,567	24.6%	2,650	14.7%
Total Programs	43,901	37,232	6,669	17.9%	2,693	10.7%
Wholesale Brokerage	37,382	33,456	3,926	11.7%	6,210	(6.8)%
Services	8,702	6,911	1,791	25.9%	1,540	3.6%
Total Core Commissions and Fees [1]	$209,878	$192,536	$17,342	9.0%	$12,494	2.5%

Reconciliation of Internal Growth Schedule
to Total Commissions and Fees
Included in the Consolidated Statements of Income
for the Three Months Ended December 31, 2006 and 2005
(in thousands)
(unaudited)

	Quarter Ended 12/31/06	Quarter Ended 12/31/05
Total core commissions and fees[1]	$209,878	$192,536
Contingent commissions	885	567
Divested business	-	943
Total commission & fees	$210,763	$194,046

(1) Total core commissions and fees are our total commissions and fees less (i) profit-sharing contingent commissions (revenue derived from special revenue-sharing commissions from insurance companies based upon the volume and the growth and/or profitability of the business placed with such companies during the prior year), and (ii) divested business (commissions and fees generated from offices, books of business or niches sold by the Company or terminated).

Brown & Brown, Inc.
CONSOLIDATED BALANCE SHEETS
(in thousands, except per share data)
(unaudited)

	December 31, 2006	December 31, 2005
ASSETS		
Current assets:		
Cash and cash equivalents	$ 88,490	$ 100,580
Restricted cash and investments	242,187	229,872
Short-term investments	2,909	2,748
Premiums, commissions and fees receivable	282,440	257,930
Other current assets	32,180	28,637
Total current assets	648,206	619,767
Fixed assets, net	44,170	39,398
Goodwill	684,521	549,040
Amortizable intangible assets, net	396,069	377,907
Investments	15,826	8,421
Other assets	19,160	14,127
Total assets	$1,807,952	$1,608,660
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Premiums payable to insurance companies	$ 435,449	$ 397,466
Premium deposits and credits due customers	33,273	34,027
Accounts payable	17,854	21,161
Accrued expenses	86,009	74,534
Current portion of long-term debt	18,082	55,630
Total current liabilities	590,667	582,818
Long-term debt	226,252	214,179
Deferred income taxes, net	49,721	35,489
Other liabilities	11,967	11,830
Shareholders' equity:		
Common stock, par value $0.10 per share; authorized 280,000 shares; issued and outstanding 140,016 at 2006 and 139,383 at 2005	14,002	13,938
Additional paid-in capital	210,543	193,313
Retained earnings	695,656	552,647
Accumulated other comprehensive income	9,144	4,446
Total shareholders' equity	929,345	764,344
Total liabilities and shareholders' equity	$1,807,952	$1,608,660